Exhibit 99.3

FORM 51-102.F1

Management’s Discussion & Analysis

THRILLTIME ENTERTAINMENT

INTERNATIONAL, INC.

(Expressed in U.S. Dollars)

Three months ended January 31, 2006 and 2005

Prepared by Management (unaudited)

For more information:

Ralph Proceviat

President, CFO

Tel: 604-294-8084

Fax: 604-294-8709

E-mail: info@thrilltime.com

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

 Management Discussion and Analysis

(unaudited – prepared by management)

(Expressed in U.S. Dollars)

Six months ended January 31, 2006

ThrillTime reports its financial results for the second quarter ended January 31, 2006, which have been prepared on the basis of available information up to March 30, 2006.  This Management’s Discussion and Analysis should be read in conjunction with the most recent audited annual financial statements of the Company.  The results reported herein have been prepared in accordance with generally accepted accounting principles (GAAP) on a basis consistent with those outlined in the Company’s audited  financial statements for the year ended July 31, 2005.

This discussion and analysis may contain forward-looking statements that are based on management’s estimates, beliefs and opinions on the date the statements are made.  Forward-looking statements involve risks and uncertainties, including changes in markets, competition, technology and general economic conditions.

DESCRIPTION OF BUSINESS

The Company is incorporated in British Columbia Canada and its principal business activities included the sale and development of actual experience amusement rides.

Due to financial and contractual constraints, during fiscal 2005, the Company sold all assets of its wholly owned subsidiaries, Superstar Dragsters, Inc. and Skycoaster, Inc. As a result, the Company currently has no ongoing business or revenues.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to develop profitable operations in the future.  Management is actively targeting sources of additional financings as well as other business and financial transactions to assure continuance of the Company’s operations.

There can be no assurances that the Company will be successful in raising additional cash to finance operations or that the continued support of creditors and shareholders will be available.  The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

	January 31, 2006	July 31, 2005

Working Capital	$ 322,096	$ 56,702
Deficit	$ (8,290,109)	$ (8,247,419)

OUTLOOK

As at January 31, 2006 the Company had $353,840 in cash and short-term deposits.

During fiscal 2005 the Company sold all assets of its wholly-owned subsidiaries, Superstar Dragsters, Inc. and Skycoaster, Inc.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

 Management Discussion and Analysis – page 2

(unaudited – prepared by management)

(Expressed in U.S. Dollars)

Six months ended January 31, 2006

The consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to develop profitable operations in the future.  The Company was non-compliant with terms in certain debt instruments and generated operating losses in the fiscal years ended July 31, 2005 and 2004.  Management is actively targeting sources of additional financings as well as other business and financial transactions to assure continuance of the Company’s existence.

As disclosed in the July 31, 2005 audited financial statements, the company reduced its long term debt to zero in an effort to ready itself for a new venture.

While discussions for a new venture are in progress, management has been focused on preserving cash and managing its working capital, as it is uncertain as to when a suitable venture will be found.

Business Risk and Uncertainties

The Company’s future outlook is dependent upon the continued co-operation from its lenders and the outcome of current discussions and negotiations.  We were successful in our efforts to reduce our long term debt to zero and our efforts to obtain new financing have been successful as we raised $360,000 Canadian in a private placement issuing 6,000,000 units at .06 cents per share. We may not be able to completely eliminate and/or mitigate the risks associated with restructuring our business.  If we cannot successfully reorganize, we may need to seek creditor protection and/or bankruptcy as a means to eliminating our potential exposure to future product liability claims resulting from events arising outside of our control.  Without ensuring that we are free and clear of any ongoing or collateral risks associated with our past investments in Skycoaster and Superstar, the ability to attract new capital or new investments could prove to be difficult.

RESULTS OF OPERATIONS – For the Six months ended January 31, 2006 versus the three months ended January 31, 2005

Revenues and Cost of Sales

Due to financial and contractual constraints, during fiscal 2005, the Company sold all assets of its wholly owned subsidiaries, Superstar Dragsters, Inc. and Skycoaster, Inc. As a result, the Company currently had no ongoing business or revenues during six months ended January 31, 2006.

 Operating Expenses

During the six months ended January 31, 2006, the Company incurred operating expense of $ 81,901.  With the disposition of capital assets, noted above, amortization related to the remaining capital  assets resulted in an expense of $ 204 compared to $ 952 in the same six month period ended in 2004.  General and administrative expenses incurred during the period amounted to $ 53,551 compared to $ 216,947 during the same period in 2004.  Included within general and administrative expenditures is consulting fees of $ 12,031 paid to the Company’s president, professional fees in the amount of $ 44,550, rent in the amount of $ 7,795 and miscellaneous other amounts totaling $ 17,525.  Management minimized expenditures in an effort to preserve working capital.

The lack of active operations resulted in no product sales nor cost of sales during the period.  Additionally no amounts were expended for interest, marketing and selling, nor research and development.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

 Management Discussion and Analysis – page 3

(unaudited – prepared by management)

(Expressed in U.S. Dollars)

Six months ended January 31, 2006

Net Income

During the period, the Company settled the last remaining debt owing by the Company, resulting in a gain of on settlement of $ 15,000 and a further recognition in income of $ 23,100 resulting from the forgiveness of interest expensed and accrued in prior periods.

RESULTS OF OPERATIONS – For the three months ended January 31, 2005 versus the three months ended January 31, 2004.

Revenues and Cost of Sales

Revenue on sales of Skycoasters® and Top Eliminator Dragsters® is recognized in the statement of operations using the percentage of completion method. Sales revenue on parts is recognized in the period in which the sale occurs.  Royalty income is recognized in the period in which the royalty is earned.

Gross revenues from product sales, royalties, interest income and other revenue for the quarter ended January 31, 2005 were $243,813 compared to $170,810 for the comparable period a year earlier.  The increase of $73,003 is due to the sale of new flight suits to replace flight suits in the field that have reached their life expectancy of five years and also implementing more stringent collection follow-up on royalty revenue.

Gross margin for the quarter ended January 31, 2005 was $49,728 compared to $35,453 for the same quarter a year ago due to increased product sales revenue.

Royalty revenue for the quarter ended January 31, 2005 was $110,961, up from $64,269 for the previous year due in part to implementing a more stringent collection follow-up on both ride and merchandise based royalties.

Operating Expenses

General and administration expenses for the quarter ended January 31, 2005 were $216,947, compared to $145,680 for the corresponding quarter ended January 31, 2004, up $71,267, or 49%.  These expenses include $nil for insurance coverage, down $65,413 for the same period in 2004.  This decrease was due to being unable to put a new insurance policy in place.  The Company’s general liability insurance policy expired on July 31, 2004, but was granted monthly extensions to October 31, 2004.   Also included in General and Administrative expenses are legal fees which amounted to $17,888, compared to $28,453 of costs for the same period in 2004, down $10,565.  Legal fees include costs associated with ongoing insurance claims, maintenance of the Company’s intellectual property (patents and trademarks), and general legal counsel.

Wages, benefits and consulting fees amounted to $147,945 up $27,653 which reflects costs associated with changes in management and personnel.  Rent, telephone and travel amounted to $28,712, down $1,745.  The remaining $22,402 in General and Administrative expenses relates to general office and regulatory expenditures.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

 Management Discussion and Analysis – Page 4

(unaudited – prepared by management)

(Expressed in U.S. Dollars)

Six months ended January 31, 2006

RESULTS OF OPERATIONS – For the three months ended January 31, 2005 versus the three months ended January 31, 2004 – (continued).

Operating Expenses (continued)

Marketing and selling costs, which include advertising and promotions of the Company’s attractions and shareholder communications, amounted to $975 for the quarter ended January 31, 2005 compared to $24,817 for the same period a year ago.  This decline is due to the Company not attending the annual IAAPA trade show in November, 2004.

Research and development costs of $6,480 for the current quarter relate to costs incurred to explore new components for the existing rides.

Operating Income

The operating loss before interest expense, income taxes and amortization for the quarter ended January 31, 2005 was $63,713 compared to an operating loss of $69,537 over the same period a year ago.

Interest expense, net of interest income of $460 for the quarter ended January 31, 2005 was $81,178, compared to interest expense of $79,657 for the same quarter ended January 31, 2004.

Amortization expense for the quarter ended January 31, 2005 of $952 compared to $1,418 for the same period in 2004 relates to capital assets.

Net Loss

Net loss for the quarter ended January 31, 2005 was $147,197 or $0.01 per share, compared to a net loss of $150,780 or $0.01 per share for the quarter ended January 31, 2004.

Net cash flow from operations for the period was a negative $143,732 or $0.007 per share compared to a negative cash flow from operations of $144,362 or $0.01 for the same period last year.

RESULTS OF OPERATIONS – For the six months ended January 31, 2005 versus the six months ended January 31, 2004.

Revenues and Cost of Sales

Revenue on sales of Skycoasters® and Top Eliminator Dragsters® is recognized in the statement of operations using the percentage of completion method. Sales revenue on parts is recognized in the period in which the sale occurs.  Royalty income is recognized in the period in which the royalty is earned.

Revenues from product sales, royalties, interest income and other revenue for the six months ended January 31, 2005 were $684,006 compared to $654,347 for the comparable period a year earlier.  The increase of $29,659 is due in part to implementing more stringent collection follow-up on royalty revenue associated with both ride and merchandise based royalties.

Gross margin for the six months ended January 31, 2005 was $86,019 compared to $80,141 for the same period a year ago due to increased product sales revenue.

Royalty revenue for the six months ended January 31, 2005 was $429,843, up from $396,895 for the previous year due in part to implementing a more stringent collection follow-up.    Other revenue relates to joint venture revenue, down $9,308 from the comparable period last year.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

 Management Discussion and Analysis – Page 5

(unaudited – prepared by management)

(Expressed in U.S. Dollars)

Six months ended January 31, 2006

RESULTS OF OPERATIONS – For the six months ended January 31, 2005 versus the six months ended January 31, 2004 (continued).

Operating Expenses

General and administration expenses for the six months ended January 31, 2005 were $553,121, compared to $472,410 for the corresponding period ended January 31, 2004, up $80,711, or 17%.  These expenses include $59,847 for insurance coverage, down $81,537 for the same period in 2004.  This decrease was due to being unable to put a new insurance policy in place.  The Company’s general liability insurance policy expired on July 31, 2004, but was granted monthly extensions to October 31, 2004.   Also included in General and Administrative expenses are legal fees which amounted to $46,333, compared to $12,410 of costs for the same period in 2004, up $33,923.  A recovery of legal fees attributed to insurance settlements resulted in lower cost in 2004.  Legal fees include costs associated with ongoing insurance claims, maintenance of the Company’s intellectual property (patents and trademarks), and general legal counsel.

Wages, benefits and consulting fees amounted to $356,359 up $143,335 which reflects the board of director’s approval in September 2004 to the advance payment of certain obligations and severance as well as costs associated with changes in management and personnel.  Rent, telephone and travel amounted to $57,948, down $5,390.  The remaining $32,634 in General and Administrative expenses relates to general office and regulatory expenditures.

Marketing and selling costs, which include advertising and promotions of the Company’s attractions and shareholder communications, amounted to $1,950 for the six months ended January 31, 2005 compared to $26,767 for the same period a year ago.  This decline is due to the Company not attending the annual IAAPA trade show in November, 2004.

Research and development costs of $7,585 for the current year relate to costs incurred to explore new components for the existing rides.

Operating Income

The operating loss before interest expense, income taxes and amortization for the six months ended January 31, 2005 was $21,014 compared to an operating income of $12,947 over the same period a year ago.

Interest expense, net of interest income of $465 for the six months ended January 31, 2005 was $168,019, compared to interest expense of $170,898 for the same period ended January 31, 2004.

Amortization expense for the six months ended January 31, 2005 of $2,012 compared to $2,858 for the same period in 2004 relates to capital assets.

Net Loss

Net loss for the six months ended January 31, 2005 was $198,756 or $0.01 per share, compared to a net loss of $170,436 or $0.01 per share for the six months ended January 31, 2004.

Net cash flow from operations for the period was a negative $189,231 or $0.01 per share compared to a negative cash flow from operations of $157,848 or $0.01 for the same period last year.

thrilltime entertainment international, inc.

 Management Discussion and Analysis – page 6

(unaudited – prepared by management)

(Expressed in U.S. Dollars)

Six months ended January 31, 2006

SELECTED ANNUAL INFORMATION

The table below sets forth selected financial information for the three most recently completed financial years.

Three Year Consolidated Financial Information:

	Years ended July 31,
	2005	2004	2003
Total revenue	$1,125,218	$1,743,472	$2,250,519
(Loss) earnings before income taxes	(363,240)	(64,816)	4,876,117
(Loss) earnings per share before income taxes	$0.13	$(0.003)	$0.26
Net (loss) earnings	$2,628,320	$(65,816)	$4,818,993
Net (loss) earnings per share	$0.13	$(0.003)	$0.26

SELECTED QUARTERLY INFORMATION

The table below sets forth selected financial information for the eight most recently completed quarters.  The quarterly information is unaudited, but in the opinion of management, it reflects all adjustments of a normal, recurring nature, which are necessary to present a fair statement of the Company’s results of operations for the periods presented.  Quarter-to-quarter comparisons of the Company’s financial results may not be necessarily meaningful and should not be relied upon as an indication of future performance.

Quarter Ended	Total Revenue	(Loss) earnings before income taxes	(Loss) earnings per share before income taxes	(Net loss) earnings	(Net loss) earnings per share
January 31, 2006	$1,080	$(52,531)	$(0.002)	$(52,531)	$(0.002)
October 31, 2005	31	9,841	0.002	9,841	0.002
July 31, 2005	50,121	(127,514)	(0.007)	2,873,961	0.14
April 30, 2005	391,091	(44,681)	(0.002)	(46,885)	(0.002)
January 31, 2005	243,813	(145,843)	(0.007)	(147,197)	(0.007)
October 31, 2004	440,193	(45,202)	(0.002)	(51,559)	(0.003)
July 31, 2004	646,133	130,640	0.007	148,358	0.007
April 30, 2004	442,993	(34,647)	(0.002)	(43,430)	(0.002)
January 31, 2004	170,811	(150,612)	(0.01)	(150,780)	(0.01)

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

 Management Discussion and Analysis – page 7

(unaudited – prepared by management)

(Expressed in U.S. Dollars)

Six months ended January 31, 2006

Capital Structure

As of January 31, 2006 there were 26,507,297 common shares outstanding.

Investor Relations

The Company manages its investor relations program using in-house resources.  Investors are updated on current events through press releases, quarterly financial statements, and the annual report.  The Company has an Internet Web Site, the address of which is: www.thrilltime.com.

Debt Reduction and Management Program

	January 31, 2006	July 31, 2005

Note payable bearing interest at 18% per annum	$ -	$ 60,000
	-	60,000
Less current portion of long-term debt	-	(60,000)
	$ -	$ -

During the period the Company settled the long-term debt of $ 60,000 and all accrued interest by way of a one-time payment of $45,000.

Other Contractual Obligations

The Company has aggregate office lease and estimated lease cost commitments during the next five years approximately as follows:

2006	4,692
2007	4,231
2008	1,057
2009	–
$9,783

RELATED PARTY TRANSACTIONS

To the best of our knowledge, except for the ownership of our securities and the compensation described herein, none of the directors or executive officers, , or any associate or affiliate of such person, have had a material interest, direct or indirect, during the last fiscal year ended July 31, 2005 or in any proposed transaction which may materially affect us.

Paid $ 12,031 to a director and officer (Ben Catalano) of the company for consulting services.

None of our executive officers or directors are indebted to us or were indebted to us during the Six months ended January 31, 2006.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

 Management Discussion and Analysis – page 8

(unaudited – prepared by management)

(Expressed in U.S. Dollars)

Six months ended January 31, 2006

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Superstar Dragsters, Inc. and Skycoaster, Inc., both incorporated under the laws of the State of Nevada, U.S.A.  These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which are substantially in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Use of Estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of the assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year.  Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and balances with banks, and investments in money market instruments with short-term maturity.

Equipment

Equipment is recorded at cost and is amortized over their remaining estimated useful economic life as follows:

Office equipment                                             Declining-balance basis at between 20% and 30% per annum.

Stock-based compensation

Stock options and direct awards of stock granted to employees and non-employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.  Consideration paid for the shares on the exercise of stock options is credited to capital stock.  The Company issues shares and share options under its share-based compensations plans as described in note 8.   Any consideration paid by employees upon exercise of the share options or purchase of shares is credited to share capital.

During the year ended July 31, 2004 the Company adopted, on a prospective basis, the fair value based method of accounting for all stock-based compensation.

Translation of foreign currencies

The Company’s functional currency is the U.S. dollar.  Amounts denominated in foreign currencies, but for which the functional currency of the operations is the United States dollar, are translated at the exchange rate in effect at the transaction date.  Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the exchange rate prevailing at the balance sheet date.  Exchange gains and losses on translation are included in earnings.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

 Management Discussion and Analysis – page 9

(unaudited – prepared by management)

(Expressed in U.S. Dollars)

Six months ended January 31, 2006

Revenue recognition

Revenues from the sale of entertainment rides is recognized by the percentage of completion method whereby revenue recognized in the statement of operations is the percentage of estimated total revenue relating to the contract that incurred costs to date bear to estimated total costs, after giving effect to estimates of costs to complete based upon most recent information. To the extent that payments received from the purchaser pursuant to the agreement are in excess of the revenue recognized, such excess is presented as deferred revenue on the balance sheet.  Royalty revenues are recorded as earned in accordance with the specific terms and conditions of the royalty agreement.  Other revenues, consisting primarily of sale of parts, are reflected when the sale has occurred and collection is reasonably assured..

Income taxes

The Company follows the asset and liability method of accounting for income taxes whereby future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences).  Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs.  The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average shares outstanding during the reporting period.  Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

Comparative figures

Certain of the prior years comparative figures have been reclassified to conform to the presentation adopted for the current year.

Changes in Accounting Policies

No new accounting policies have been adopted or expect to be adopted in a future period.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

 Management Discussion and Analysis – page 10

(unaudited – prepared by management)

(Expressed in U.S. Dollars)

Six months ended January 31, 2006

LIQUIDITY AND SOLVENCY

These financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities and commitments in the ordinary course of business notwithstanding that, at January 31, 2006, the Company had working capital of $322,096, a shareholders’ equity of $324,760 and generated a loss in the current fiscal year to date.

As at January 31, 2006 the Company had $353,840 in cash and short-term deposits.  Accounts receivables and prrepaid expenses as at January 31, 2006 amounting to $8,743.  Operations to date have been covered primarily from funds raised pursuant to a private placement.

There can be no assurances that the Company will be successful in raising additional cash to finance operations, successfully negotiate the sales of its subsidiary companies, or that the continued support of lenders will be available. If not, the Company will be required to reduce operations and/or liquidate assets. The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

SUBSEQUENT EVENTS

There were no material events or transactions subsequent to January 31, 2006.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

a)

No common shares were issued during the period.

b)    No stock options were granted during the period.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

 Management Discussion and Analysis – page 11

(unaudited – prepared by management)

(Expressed in U.S. Dollars)

Six months ended January 31, 2006

SUMMARY OF SECURITIES AS AT JANUARY 31, 2006

a)    Authorized share capital:  100,000,000 common shares without par value

Issued and outstanding:  26,507,297 common shares

b)    Summary of stock options outstanding:

The Company has a stock option plan (“the Plan”) that allows the directors to grant stock options to purchase up to a total of 3,407,850 common shares, provided that stock options in favour of any one individual may not exceed 5% of the issued and outstanding shares.  No stock option granted under the Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise price of all stock options granted under the Plan must not be less than the Discounted Market Price (the last closing price of the listed shares before the date of the grant, less the applicable discounts), subject to a minimum price of Cdn. $ 0.10 per share, and the maximum term of each stock option may not exceed five years.  Vesting is provided at the discretion of the directors and once vested, options are exercisable at any time.  Any shares issued on the exercise of stock options must be legended with a four-month holding period commencing on the date the stock options were granted.

Stock option transactions and the number of share options outstanding are summarized as follows:

	Number Of Options	Weighted Average Exercise Price

Balance, July 31, 2005	1,900,000	$ 0.10

Granted	-	-
Expired or cancelled	(1,900,000)	$ (0.10)

Balance, January 31, 2006	-	$ -

c)     Summary of warrants outstanding:

As at January 31, 2006, there were no warrants outstanding.

d)    Shares in escrow:   NIL

DIRECTORS AND OFFICERS

Ben Catalano, Director, Chairman of the Board, President and CEO

Darrel Taylor, Director

Martin Woodward, Director